Filed by Banco Santander (Brasil) S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Banco Santander (Brasil) S.A. (Commission File No.: 001-34476)

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a preliminary Registration Statement on Form F-4 (Registration No. 333-196887) that includes a preliminary prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including with respect to the implementation and effects of the proposed transaction. Forward looking statements may be identified by words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or words of similar meaning and include, but are not limited to, statements about Santander Brasil’s expected future business and financial performance resulting from and following the implementation of the proposed transaction. Forward-looking statements are statements that are not historical facts, including statements about Santander Brasil’s beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. Santander Brasil cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and Santander Brasil undertakes no obligation to update them to reflect actual results, or any change in events, conditions, assumptions or other factors.

Valuation Report of Santander Brazil and Santander S.A.

June 10, 2014

Contents

	Sections
1	Executive summary	2
2	Rothschild information and declarations	9
3	Valuation of Santander Brazil	15
4	Valuation of Santander S.A.	31
5	Exchange ratio between the Companies	44

	Appendices
A	Selected peers for Santander Brazil and Santander S.A.	46
B	Overview of the main players in the Brazilian banking industry	51
C	Selected analyst estimates for Santander Brazil and peers	56
D	Selected analyst estimates for Santander S.A. and peers	59
E	Disclaimer	65

1

1. Executive summary

1. Executive summary

1.1 Introduction

In the context of the Material Fact released on April 29th, 2014 (“Material Fact”), Banco Santander (Brasil) S.A. ("Santander Brazil" or "Company") informed the Market, and thus Rothschild, that Banco Santander S.A. (“BancoSantander” or “Santander S.A.”, and together with Santander Brazil, “Companies”) intends to launch a voluntary offer in Brazil and in the United States of America (“USA”) to acquire up to the totality of the shares of Santander Brazil which are not held by Santander S.A. with the objective to take the company out of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros’ ("BM&FBOVESPA“) Nível 2 corporate governance listing segment, in exchange for shares of Santander S.A. pursuant to paragraph 4th, Article 157 of Law nº 6.404/76, CVM Instruction nº 358/02 and nº 361, Title X of the By-Laws of Santander Brazil and Sections X and XI of Nível 2 Listing Rules (the “Voluntary Exchange Tender Offer” or “OPA”).

According to the Material Fact, the offer is voluntary and minority holders of Santander Brazil may choose whether or not to participate in the transaction, which is not subject to a minimum acceptance level. Santander S.A. shares would be traded on the São Paulo stock exchange through Brazilian Depositary Receipts (BDRs). Shareholders who accept the offer would receive, through BDRs or through American Depositary Receipts (ADRs), 0.70 newly-issued shares of Santander S.A. for every unit or ADR of Santander Brazil. After the OPA, the intention of Santander S.A.’s is to keep the shares of Santander Brazil listed on BM&FBOVESPA. However, they would migrate from the Nível 2 corporate governance listing segment to the traditional segment of BM&FBovespa.

In this context, N M Rothschild & Sons (Brasil) Ltda. (“Rothschild”) was hired by Santander Brazil to prepare the Valuation Report for purposes of the OPA, as per the Material Fact.

In this Valuation Report, Santander Brazil’s and Santander S.A.’s share price were both assessed according to the same criteria, as follows:n

■ Volume weighted average trading price

     – In the 12-month period immediately before the date of the Material Fact, and

     – Between the date of the Material Fact and June 10th, 2014

■ Shareholders’ equity book value per share as of March 31st, 2014 (adjusted for intangible items)

■ Economic value based on the comparable trading multiples valuation methodology

Except as otherwise stated, all financial information used was prepared according to International Financial Reporting Standards (“IFRS”).

3

1. Executive summary
1.2 Valuation methodology

In accordance with CVM Instruction nº361, Rothschild has performed a multi-approach valuation of Santander Brazil’s units and of Santander S.A.’s shares based on the three required criteria: volume weighted average price, book value and economic value

4

1. Executive summary
1.3 Valuation methodology (continuation)

Considerations on the applicability of the discounted cash flow methodology (DCF) in this specific case

■ The valuation approach based on DCF or on dividend discount methodologies takes into consideration the companies’ operational and financial characteristics and its growth perspectives, but may be subject to significant uncertainties and inaccuracies due to the number of variables involved and the difficulty to predict them with an acceptable level of precision.

■ This methodology relies on a large number of operational and macroeconomic assumptions, especially considering that this valuation involves a multinational financial group with a large number of activities in various segments and in multiple countries which are difficult to predict over the long-term.

■ Because the valuation involves, in this particular case, a multinational financial institution, this approach would entail such a level of complexity that it could actually result in a higher inaccuracy, given the volatility of assumptions such as interest rates, spreads, default rates, among others, in multiple countries. In addition, the approach would require forecasts related to regulatory items in multiple jurisdictions, such as the regulation on minimum level of capital, which would increase the inaccuracy of the analysis.

■ Dealing with such complexity and inherent imprecision was considered unnecessary and not recommended in this situation, especially given the existence of highly comparable companies with strong level of liquidity, as explained on pages 5, 27 and 41 of this Report

■ For these reasons, we did not perform a valuation based on DCF nor on dividend discount methodologies

Notes

1        Market capitalization was calculated based on 30-days volume-weighted unit price (for Santander Brazil) and share price (for Santander S.A.) as of the day of publication of the Material Fact

2        Sample of analysts’ projections include all projections of the Reuters brokers’ consensus for adjusted net income, provided by Thomson for Brazilian companies and by Factset for European companies

3        Tangible book corresponds to “Shareholders’ equity” - “Intangible assets” for Santander Brazil as per 2014 January – March Financial Report in IFRS and to Shareholders’ equity” + “Equity adjustments by valuation” – “Goodwill” as per Santander S.A. 2014 January – March Financial Report – “Other intangible assets” as per Santander S.A 2013 Auditor’s Report and Annual Consolidated accounts

5

1. Executive summary

1.4 Valuation summary for Santander Brazil
Economic value of Santander Brazil’s unit between R$10.63 and R$11.69

Summary valuation of Santander Brazil´s unit (R$ per unit1)	Valuation approach

The valuation of Santander Brazil´s units is based on the following methodologies:

■ Volume weighted average price per unit

     – VWAP 12M before the Material Fact disclosed by Santander S.A. on April, 29th 2014

     – VWAP from the Material Fact date to June 10th, 2014

■ Book value:

     – Tangible book value[2] (“TBV) per unit

■ Economic value based on comparable trading multiples:

      – Valuation based on trading multiples of selected Brazilian banks with a retail focus, namely: Itaú, Bradesco and Banco do Brasil

– Source: Reuters consensus net income estimates published by Thomson as of June 10th, 2014

The methodology adopted to the definition of Santander Brazil´s units economic value was the economic based on comparable trading 7.5 multiples

Source: Thomson, Reuters, Bloomberg and Santander Brazil filings and comparable companies’ filings. Notes: 1) total number of units outstanding equivalent to 3,827m net of 25m treasury units. 2) Tangible book defined as “Shareholders’ equity” – “Intangible assets” (as per Santander Brazil 2014 January – March Financial Report in IFRS). 3) P/E 14E, 15E, and 16E based on consensus net income estimates published by Thomson based on Reuters consensus as of June 10th, 2014 and unit price based on Bloomberg, calculated as the weighted average unit price on the 30 days prior to the announcement date

6

1. Executive summary

1.5 Valuation summary for Santander S.A.

Economic value of Santander S.A.’s share between €6.07 and €6.67

Summary valuation of Santander S.A.’s share (€ per share¹)	Valuation approach

The valuation of Santander S.A. shares is based on the following methodologies:

■Volume weighted average share price:

    –VWAP 12M before the Material Fact disclosed by Santander S.A. on April, 29th 2014
    –VWAP from the Material Fact date to June,10th 2014

■Book value:
     –Tangible book value[2] (“TBV”) per share

■Economic value based on comparable trading multiples :

– Valuation based on trading multiples of selected European banks with a retail focus, namely: HSBC, Lloyds Banking Group, BNP Paribas, BBVA, Nordea, Intesa San Paolo, Unicredit, Société Générale and Crédit Agricole

– Source: Reuters consensus net incomeestimates published by Factset as of June,10th 2014 methodology adopted to determine Santander S.A. shares economic value was the economicovalue based on comparable trading multiples

The methodology adopted to determine Santander S.A. shares economic value was the economic value based on comparable trading multiples

Source: Factest as of June, 10th 2014 and Santander S.A. filings and comparable companies’ filings. Notes: 1) Total outstanding shares of 11,561m (as per Santander S.A. 2014 January – March Financial Report) net of 39m treasury shares (as per Comisión Nacional del Mercado de Valores as of June, 10th 2014). 2) Tangible book defined as “Shareholders’ equity” + “Equity adjustments by valuation” – “Goodwill” (as per Santander 2014 January – March Financial Report) – “Other intangible assets” (as per Santander 2013 Auditor’s Report and Annual Consolidated accounts). 3) P/E 14E, 15E and 16E based on consensus net income estimates published by Facset based on Reuters consensus as of June 10th, 2014 and share price based also on Facset, calculated as the weighted average share price on the 30 days prior to the announcement date

7

1. Executive summary

1.6 Exchange ratio between the Companies

Summary of exchange ratio (Santander Brazil unit / Santander S.A. share)	Valuation approach

The values presented hereby for the exchange ratio are based on the following assumptions:

■ EUR/BRL exchange rate as of June 10th, 2014: 3.02

■ For comparable trading multiples valuation ranges:

– Minimum of the range correspond to the exchange ratio between the maximum value of the range for Santander S.A. share and the minimum of the range for Santander Brazil’s unit

– Maximum of the range correspond to the exchange ratio between the minimum value of the range for Santander S.A. share and the maximum of the range for Santander Brazil’s unit

The methodology adopted to determine the exchange ratio was the economic value based on comparable trading multiples

8

2. Rothschild information and declarations

2. Rothschild information and declarations

2.1 Information regarding Rothschild

Rothschild is a global financial advisory firm focused on mergers and acquisitions, strategic advice, shareholding reorganizations and financial restructurings, with over 50 offices worldwide.

Relevant Experience

Rothschild has significant experience advising large companies in Brazil, in Spain and globally.

Among the recent transactions performed in the financial industry in Brazil, we highlight:

Among the recent transactions performed in the financial industry in Spain, we highlight:

Internal approval process

Rothschild’s internal valuation committee reviewed the analysis performed by the project team. The committee is formed by professionals with experience in M&A and financial advisory. This committee has met with the project team and discussed the main assumptions and aspects related to the valuation methodologies presented in the Valuation Report and approved its release.

10

2. Rothschild information and declarations

2.2 Information regarding Rothschild

Experience in transactions that involved valuation of Brazilian listed companies in the last 3 years

Date	Company	Description
Current	ALL	▪ Advisor to Rumo on the US$4.6bn proposed merger between Rumo and ALL
Current	B2W	▪ Advisor to B2W on the US$1bn private capital increase guaranteed by Lojas Americanas and Tiger Global Management
2013	ambev	▪ Advisor to AmBev in the migration to a 1 share = 1 vote capital structure
2013	Gafisa	▪ Advisor to Gafisa on takeover defence
2013	REDECARD	▪ Independent advisor to Redecard on US$6.8bn public tender offer for delisting by Itaú (production of a Laudo de Avaliação under CVM nº361
2012	oi	▪ Advisor to Oi / Telemar in its US$15bn shareholding reorganization including also US$35m cash tender offer to delist Tele Norte Celular Participações
2011	Casino	▪ Advisor to Casino in the analysis and rejection of unsolicited offer for Pão de Açúcar
2011	Camargo Corrêa	▪ Advisor to Camargo Correa in the US$1.7bn disposal of its 11.4% voting stake in Itaúsa to Petros

11

2. Rothschild information and declarations

2.3 Rothschild team responsible for the report

	Background			Experience

Paolo Pellegrini	■	Paolo is a Managing Director of Rothschild in Brazil and a Global Partner. He has over 20 years of experience in banking, capital markets and corporate finance, in the Brazilian and international markets. Paolo joined Rothschild in 2010. Before that he was a managing director at Itaú-BBA. Paolo has a degree in business administration from Universidade Federal do Rio Grande do Sul	■	His recent transaction experience includes advice to Cosan, Grupo Rede, Almeida Júnior, Biosev, Grupo SBF, Lupatech among others

Gustavo Saito	■	Gustavo is a Director of Rothschild in Brazil. He has 15 years of experience in mergers and acquisitions and equity capital markets. He joined Rothschild in 2003 having worked before at Credit Suisse. Gustavo has business degree from Fundação Getúlio Vargas.	■	His recent transaction experience includes advice to Itaú, Banco do Brasil, Casino, Camargo Correa, Magazine Luíza, BM&F Bovespa, DASA, GP Investments, Fibria, Vivo, Copersucar and Tereos Internacional among others

Victor Leclercq	■	Victor Leclercq is a Vice-President of Rothschild in Brazil. He joined Rothschild in Paris in 2007 and moved to the São Paulo office in 2012. Prior to joining Rothschild, Victor has spent 6 months with Morgan Stanley in Paris. Victor graduated from Ecole Normale Supérieure (rue d'Ulm) and from HEC Paris	■	His recent transaction experience includes advice to Casino, GDF SUEZ, Biosev, EDF, Albioma among others

Klaus Schmidt	■	Klaus is an analyst of Rothschild in Brazil. He has 2 years of experience in the financial markets, focusing on M&A and holds a double-degree in business administration and economics from Insper - Instituto de Ensino e Pesquisa. Klaus attended a semester at University of St. Gallen, in Switzerland	■	His recent transaction experience includes advice to Cosan, B2W and Mills Engenharia e Serviços

12

2. Rothschild information and declarations

2.4 Rothschild S.A. team responsible for the report

	Background			Experience

Jacobo Gómez	■	Jacobo is a Managing Director of Rothschild in Spain. He has over 14 years of experience in banking in the Spanish and international markets. Jacobo joined Rothschild in 2009. Before that he worked for 8 years at Lehman Brothers in the financial institutions group in London and Madrid. Jacobo has a degree in business administration and a second degree in actuarial sciences from Universidad Pontificia de Comillas (ICADE)	■	His recent transaction experience includes advice to Santander, Bankia, Banco Sabadell, GNB Sudameris, CaixaBank and BBVA among others

Juan Venegas	■	Juan is a Vice-President of Rothschild in Spain. He joined Rothschild in Madrid in 2010. Prior to joining Rothschild, Juan worked in the FIG Corporate Finance Division of KPMG. Juan has a degree in Industrial Engineering from Universidad Pontificia de Comillas (ICAI)	■	His recent transaction experience includes advice to Santander, Bankia, Banco Sabadell, CaixaBank, BBVA among others

13

2. Rothschild information and declarations

2.5 Declarations

1	As of the date of this Valuation Report, neither Rothschild nor its controlling entity Rothschild Latin America NV, nor any member of the team involved in preparing the Valuation Report own shares issued by Santander Brazil or Santander S.A., or derivatives referenced on it, be it on its own proprietary account or under discretionary administration.

2	Rothschild states that it does not have any commercial or credit information of any kind that can impact the Valuation Report.

3	Rothschild does not have any conflict of interest that can reduce the independency required to the accomplishment of its functions.

4	For providing this Valuation Report, Rothschild will receive the net fixed amount of US$800,000.00 (eight hundred thousand United States dollars) and no variable compensation.

5	In the last 12-month period until the present date, Rothschild has received no remuneration neither from Santander Brazil nor from Santander S.A. (not considering the compensation to be received due to the issuance of this Valuation Report), and its affiliate in Spain, Rothschild S.A., received for purposes of compensation for financial advisory services rendered to Santander S.A., the amount of US$4,500,000.00, and received no remuneration from Santander Brazil (not considering the compensation to be received due to the issuance of this Valuation Report).

6	As mentioned in note 14 on page 68, in Appendix F of this Report (“Disclaimer"), Rothschild is entitled to certain indemnifications, to be paid by Santander Brazil, due to certain liabilities that might arise from our work.

14

3. Valuation of Santander Brazil

3. Valuation of Santander Brazil

3.1 Company overview

Main highlights

Source Company, CVM

Notes

1   Based on the total number of shares, excluding shares held in treasury, as of June 9th, 2014 (CVM’s website accessed on June 9th, 2014)
2   As of March31st, 2014 – Breakdown in BR GAAP

16

3. Valuation of Santander Brazil

3.2 Company overview

Financial and operating performance

Interest and similar income (R$bn)

51.7
52.6
51.2
53.0
2011
2012
2013
LTM 1Q14
Interest and similar income

Net interest income (R$bn)

53.7%
60.0%
55.6%
53.2%
27.8
31.6
28.5
28.2
2011
2012
2013
LTM 1Q14
Net interest income
Net interest income / Interest and similar income

Operating profit before taxes (R$bn)

17.0%
10.4%
7.8%
7.9%
8.8
5.5
4.0
4.2
2011
2012
2013
LTM 1Q14
Operating profit before taxes
Operating profit before taxes / Interest and similar income

Net income (R$bn)

15.0%
10.4%
11.4%
10.7%
7.7
5.5
5.8
5.7
2011
2012
2013
LTM 1Q14
Net profit
Net profit / Interest and similar income

17

3. Valuation of Santander Brazil

3.3 Historical financial analysis of Santander Brazil

Balance sheet – Fiscal years ended on December 31st and 1Q14

18

3. Valuation of Santander Brazil

3.4 Historical financial analysis of Santander Brazil

Profit & loss

Profit & loss				
R$m	2011	2012	2013	LTM 1Q14
Interest and similar income	**51,716**	**52,644**	**51,217**	**52,953**
Interest expense and similar charges	(23,920)	(21,057)	(22,738)	(24,795)
Net interest income	**27,796**	**31,587**	**28,479**	**28,158**
Fee and comission	7,199	7,610	8,100	8,125
Other income	(485)	–	–	–
Total income	**34,510**	**38,570**	**35,713**	**35,048**
Administrative expenses	(12,783)	(13,773)	(13,850)	(13,849)
Depreciation and amortization	(1,000)	(1,201)	(1,252)	(1,240)
Impariment losses (net)	(9,420)	(16,514)	(14,463)	(13,454)
Other expenses	(2,533)	(1,608)	(2,129)	(2,336)
Operating profit before tax	**8,774**	**5,475**	**4,018**	**4,169**
Income tax	(1,101)	(37)	(234)	(535)
Profit from continued operations	**7,673**	**5,438**	**3,785**	**3,634**
Discontinued operations	74	55	2,063	2,054
Consolidated profit for the period	**7,747**	**5,493**	**5,848**	**5,688**
Minority interest	8	11	125	136
Consolidated profit (Group share)	**7,739**	**5,483**	**5,723**	**5,553**

Source Company, IFRS

19

3. Valuation of Santander Brazil

3.5 Brazilian banking sector overview (1/2)

Despite
macroeconomic
headwinds (high level
of inflation, low real GDP growth outlook
for 2014-2015…) and
falling consumer confidence, the credit
market remains strong with public banks supporting
loan growth

Note
1	Fundação Getúlio Vargas IBRE

20

3. Valuation of Santander Brazil

3.6 Brazilian banking sector overview (2/2)

Overview of the main publicly traded players

Source Companies (as of 4Q13 – according to IFRS, except for BTG Pactual and Banco da Amazônia only publishing in BR GAAP)

21

3. Valuation of Santander Brazil

3.7 Overview of share capital of Santander Brazil (1/2)

Details on stock dividend and reverse split

Proposed stock dividend and reverse split approved by Santander Brazil’s shareholders on March 18th, 2014 and by the Brazilian Central Bank on April 22nd, 20141

Stock dividend distribution of 0.047619048 preferred share (“PN shares” or “PNs”) for each existing common share (“ON shares” or “ONs”) or existing preferred share1

■ Issuance of 19,002,100,957 new PN shares1

– Number of ON shares to remain at 212,841,731,7541

– Number of PN shares to increase from 186,202,385,151 to 205,204,486,1081■ Equivalent to a distribution of 5 PN shares for each existing unit■ Each unit, formerly composed of 55 ON shares and 50 PN shares, will be composed of 55 ON shares and 55 PN shares following the stock dividend distribution, without any impact on the value of each unit

Reverse split of 1 ON share and 1 PN share for 55 ON shares and 55 PN shares1

■ In the rest of the report, “New Share” defined as Santander Brazil share following reverse split■ Number of shares to decrease from 418,046,217,862 to 7,600,840,3251

– Number of ON shares to decrease from 212,841,731,754 to 3,869,849,6681

– Number of PN shares to decrease from 205,204,486,108 to 3,730,990,6571

■ Each unit to be composed of 1 ON share and 1 PN share, instead of 55 ON shares and 55 ON shares1, without any impact on the value of each unit

■ Total shares held in treasury post stock dividend distribution and reverse split: 25,345,519 ON shares and 25,345,519 PN shares2

Notes
1	Material Fact published on April, 23th 2014
2	Company information communicated to Rothschild as of June, 10th 2014

22

3. Valuation of Santander Brazil

3.8 Overview of share capital of Santander Brazil (2/2)

Source Company, CVM

Notes

1    Based on the total number of shares, excluding shares held in treasury, as of June 9th, 2014
2    Company information communicated to Rothschild as of June, 10th 2014

23

3. Valuation of Santander Brazil

3.9 Valuation by volume weighted average price (1/2)

VWAP points to R$12.22 in the last twelve months prior to announcement date and R$15.09 from the announcement date to June 10th, 2014

24

3. Valuation of Santander Brazil

3.10 Valuation by volume weighted average price (2/2)

Average price calculated for the periods of 1, 30, 60, 90, 180 trading days and 1 year before the date of the Material Fact and for the period since the date of the Material Fact until June 10th, 2014

25

3. Valuation of Santander Brazil

3.11 Shareholder´s equity book value per unit

As of March, 31st 2014, Santander Brazil’s book value per unit was of R$20.30 and tangible book value per unit was of R$12.62

26

3. Valuation of Santander Brazil

3.12 Comparable trading multiples methodology

Details on methodology applied

Notes

1 Tangible book corresponds to “Shareholders’ equity” -“Intangible assets” (as per Santander Brazil 2014 January – March Financial Report in IFRS)

2 Book value corresponds to “Shareholders’ equity” (as per Santander Brazil 2014 January – March Financial Report in IFRS) – See adjustment performed for Bradesco and Banco do Brasil in Section 3.13

3 As provided in Article 238 of Law 6,404/76, "the legal entity that controls a joint capital company (referring to“companhia de economia mista”, in Portuguese) has the duties and responsibilities of the controlling shareholder (Articles 116 and 117), but may guide the company's activities in order to meet the public interest that justified its creation"

■ Pursuant to CVM Instruction 361, Rothschild has selected the comparable trading multiples valuation approach in order to estimate the economic value of Santander Brazil

■ Comparable Trading Multiples is a relative valuation method which estimates the value of a company using ratios of market valuation to financial metrics of similar publicly traded companies; traditional trading multiples include P/E, and P/TBV

– P/E multiples are based on volume weighted average share price over the last 30 days prior to the publication of the Material Fact published by Bloomberg as of June 10th, 2014, and consensus estimates of net income for Santander Brazil and selected comparable companies published by Thomson as of June 10th, 2014

– P/TBV multiples are based on volume weighted average share price over the last 30 days prior to the publication of the Material Fact published by Bloomberg as of June 10th, 2014, and tangible book values[1] as of March 31st 2014

    – Given disparity in level of goodwill and intangibles among peers, P/BV1 was not considered

■ Trading multiples of Santander Brazil’s comparable companies were calculated based on the net income forecasts for the years 2014, 2015 and 2016, and applied over the net income forecasts for Santander Brazil over the same years, given that forecasts from market analysts are generally limited to three years

■ The calculation of trading multiples was based on the 30-day volume-weighted average share price until April 28th, 2014

– A historical period of 30 days was chosen, in order to reduce short-term volatility in the share price. The adoption of longer historical periods would not necessarily reflect the current fundamentals of the companies

■ Selected comparable companies are Brazilian banks with similar scale and retail focus (see Appendix B for more details on selection of peers):

– Itaú

– Bradesco

– Banco do Brasil[3]

■ The institutions selected have similar business models than that of Santander Brazil

– Despite the small number of companies comparable to Santander Brazil, the sample is of high quality, as it comprises direct competitors, with comparable scale, high liquidity and they all are included in the Bovespa Index

– We believe that adding Latin American institutions to the sample of companies comparable to Santander Brazil would not improve the quality of the analysis, mainly due to the lack of Latin American banks based in other geographies, with scale and operations in Brazil comparable to Santander Brazil. Conversely, Santander Brazil has an essentially Brazilian operation, with no direct operations in other geographies of Latin America.

– A description of these institutions is provided in Appendix A

27

3. Valuation of Santander Brazil

3.13 Adjustments performed for P/TBV of peers

As Bradesco and Banco do Brasil only report in IFRS as of year end and last set of published figures for March 31st,2014, are only available in BR GAAP established by BACEN, Tangible Book value in IFRS as of March 31st,2014, was estimated based on Tangible Book value in BR GAAP adjusting for the difference between BR GAAP and IFRS as of December 31st, 2013

Source Companies’ financial reports in BR GAAP and IFRS

28

 3. Valuation of Santander Brazil

3.14 Trading multiples

29

3. Valuation of Santander Brazil

3.15 Valuation based on comparable trading multiples

Trading multiples methodology, based on P/E, leads to a range of value per unit between R$10.63 and R$11.69

Comparable methodology based on P/TBV was not considered as appropriate to value Santander Brazil:

- High level of capitalization of Santander Brazil compared to its peers (11.5% Tangible Book Value/ Total assets vs. on average 6.7% for its three peers), as of December 31st, 2013

- Low level of operating margins of Santander Brazil (11.2% Net Income/ Income from interest and similar income vs. on average 13.7% for its three peers), in 2013

Source Companies, Bloomberg market data, Thomson based on Reuters consensus, Research reports

Notes

1 Thomson (as of June 10th, 2014) – Brokers’ estimates based on Reuters consensus (median)

30

4. Valuation of Santander S.A.

4. Valuation of Santander S.A.

4.1 Brief overview of Santander S.A.

Overview of activities and geographical footprint

Overview	Global presence (2013)

■ Santander S.A. is a global banking group with significant presence in Iberia, Latin America, UK, USA, Germany and Poland

■ As of end December 2013, the Group had c.182,958 employees, over 100m customers and a worldwide presence with c.13,927 branches

■ €81.3bn market cap as of April, 28th 2014 (P/E 14E of 13.9x, P/E 15E of 11.9x and P/TBV as of March, 31st of 1.88x), total assets of €1.2trn, net customer loans of €678bn and net income of €1.6bn in 1Q14

■ Banco Santander has not taken part so far in the Spanish domestic consolidation process; however, it has been active abroad with recent transactions including the filing for IPO of its USA consumer subsidiary, acquisition of an 8% of Bank of Shanghai, sale of Colombia operations to Corpbanca, sale of 50% of its asset management division, sale of 33% of its USA consumer finance division and bancassurance agreement with Zurich for Latin America core markets

■ Long-term ratings of BBB+ (S&P), Baa1 (Moody’s) and A- (Fitch)

Continental Europe	UK	Latin America		USA

■ #3 banking group in Spain by total assets	■ Top-5 bank in the UK after the acquisition of Abbey National (in 2004), Alliance and Leicester (Jul-08) and Bradford and Bingley branches and deposits (Sep-08)	■ Leading positions in Brazil, Mexico, Chile and Argentina with 6,046 branches and almost 91,000 employees	■	In Jan-09, Santander S.A. acquired the remaining stake (75.7%) that it did not hold yet in Sovereign for c.€1.4bn
■ Spain: customer loans of €157bn and deposits of €183bn, 2,915 branches with 18,704 employees.		■ Focus on SMEs and individuals, savings and lending products, cards and consumer credit	■	Strong presence in North East region with 706 branches, 9,741employees and more than 1.7 million customers
■ Santander S.A. Consumer Finance: leading consumer lender in 13 European countries with customer loans of €56bn, deposits of €31bn, 610 branches and 9,872 employees		■ Brazil: net customer loans of R$211bn and 48.5 thousand employees	■	Total assets of €79bn, customer loans of €59bn and deposits of €40bn as of Mar-14
■ Portugal: former Banco Totta, €24bn customer loans and €24bn deposits, 5,635 employees and 640 branches. In 2014 has been named Best Bank in Portugal	■ Focused on retail banking: market shares of 12.5% in mortgages and 5.7% in SMEs	■ Mexico: customer loans of €22bn and deposits of €26bn, 14,804 employees and 1,258 branches (Mar-14)	■	The bank sold 33% of its consumer finance US operations in Oct-11 to Warburg, KKR and Centerbridge Partners
■ Poland: in Jan-13 Bank Zachodni WBK (acquired in Sep-10) and Kredyt Bank merged consolidating Santander S.A. as #3 bank in Poland by total assets (€28.7bn) with 12,363 employees and c.830 branches	■ 1,157 branches, 25,368 employees and 25.5m customers	■ Chile: customer loans of €28bn and deposits of €20bn, 12,290 employees and 493 branches (Mar-14)	■	Completed IPO of its US consumer subsidiary in Jan-14
	■ Total assets of €338bn and net customer loans of €234bn	■ Argentina: customer loans €5.1bn and deposits of €5.9m, 6,874 employees and 370 branches
■ It is also present in Puerto Rico, Uruguay and Peru
■ Closed sale of Banco de Venezuela to the Venezuelan Government for €750m in Jul-09 and Colombian subsidiary to CorpBanca for €910m in Dec-11

Source Company publicly available information, Bloomberg as of June, 10th 2014, market capitalization based on 30-day volume-weighted average share price until April. 28th 2014

32

 4. Valuation of Santander S.A.

4.2 Brief overview of 3% Santander S.A.

Spain represents 23% of total assets and 24% of loans; however, currently only 6% of net income

United Kingdom represents 26% of total assets and 35% of loans; however, only 12% of revenues and 15% of net income

Brazil is the biggest contributor to the P&L with 34% of total revenues, 26% of net income and only 11% of total assets and 10% of loans

Assets (December 31st, 2013)[1]

Corporate activities 15%
USA 5%
Other latam 2%
Chile 3%
Mexico 4%
Brazil 11%
United Kingdom 26%
Spain 23%
Portugal 3%
Poland 2%
Santander CF 6%

Total: €1,115.6bn[3]

Loans (December 31st, 2013)[1]

Other latam 2%
USA 6%
Chile 4%
Mexico 3%
Brazil 10%
United Kingdom 35%
Spain 24%
Portugal 4%
Poland 3%
Santander CF 9%

Total: €650.6bn[3]

Deposits (December 31st, 2013)[1]

Corporate activities 1%
USA 6%
Other latam 3%
Chile 3%
Mexico 4%
Brazil 10%
United Kingdom 31%
Spain 30%
Portugal 4%
Poland 3%
Santander CF 5%

Total: €572.9bn[3]

Revenues (2013)[1,4]

Other latam 5%
USA 5%
Chile 6%
Mexico 8%
Brazil 34%
United Kingdom 12%
Spain 17%
Portugal 2%
Poland 3%
Santander CF 8%

Total: €39.7bn[3]

Net income (2013)[1,4]

Other latam 7%
USA 9%
Spain 6%
Portugal 1%
Poland 6%
Santander CF 10%
United Kingdom 15%
Brazil 26%
Mexico 12%
Chile 8%

Total: €5.5bn[3]

Branches (December 31st, 2013)[2]

Argentina 3%
USA 5%
Other 2%
Chile 3%
Mexico 9%
Brazil 26%
United Kingdom 8%
Santander CF 4%
Poland 6%
Portugal 5%
Spain 29%

Total: 13,927[2]

Source Santander S.A. 2013 Annual Report and Santander S.A. 2013 January – December Financial Report. Notes: 1) As reported in Santander S.A. 2013 January – December Financial Report. 2) As reported in Santander S.A. 2013 Annual Report. 3) Santander S.A. consolidated figure as reported in Santander S.A. 2013 Annual Report. 4) Geographical breakdown does not include “Corporate activities”

33

4. Valuation of Santander S.A.

4.3 Historical financial analysis of Santander S.A.

Balance sheet

Balance sheet - Assets					Balance sheet - Liabilities

€m	2011	2012	2013	1Q14	€m	2011	2012	2013	1Q14

Cash and deposits in CB	96,524	118,488	77,103	82,402	Trading portfolio	146,948	143,242	94,673	105,947
Trading portfolio	172,638	177,917	115,289	128,631	Other financial liabilities at fair value	44,909	45,418	42,311	51,500
Other financial assets at fair value	19,563	28,356	31,381	38,992	Deposits from central banks	34,996	50,938	9,788	11,125
Available for sale securities	86,613	92,266	83,799	90,889	Interbank funding	81,373	80,732	76,534	86,988
Interbank loans	42,389	53,785	56,017	46,357	Customer deposits	588,977	589,104	572,853	573,255
Customer loans	730,296	696,014	650,581	677,639	Debt securities	189,110	201,064	171,390	179,446
Hedge derivatives	9,898	7,936	8,301	n.a.	Subordinated debt	22,992	18,238	16,139	17,738
Non current assets held for sale	5,338	5,700	4,892	n.a.	Hedge derivatives	6,444	6,444	5,283	n.a.
Participations	4,155	4,454	5,536	3,502	Provisions	15,572	16,148	14,475	14,900
Pension liabilities	2,146	405	342	n.a.	Tax liabilities	8,174	7,765	6,079	n.a.
Fixed assets	13,846	13,860	13,654	n.a.	Other liabilities	29,172	29,232	26,211	45,298
Intangible assets	28,083	28,062	26,241	n.a.	Total liabilities	1,168,667	1,188,325	1,035,736	1,086,197
Tax assets	22,901	27,053	26,819	n.a.	Valuation adjustments	(4,482)	(9,474)	(14,152)	(13,253)
Other assets	17,136	15,304	15,683	100,305	Equity	80,896	81,334	84,740	85,631
					Minorities	6,445	9,415	9,314	10,142
					Shareholders' equity	82,859	81,275	79,902	82,520
Total assets	1,251,526	1,269,600	1,115,638	1,168,718	Total liabilities and equity	1,251,526	1,269,600	1,115,638	1,168,718

Source Santander S.A. 2011, 2012 and 2013 Auditor’s Report and Annual Consolidated accounts and Santander S.A. 2014 January – March Financial Report

34

4. Valuation of Santander S.A.

4.4 Historical financial analysis of Santander S.A.

Profit & loss and key ratios

Profit & loss

€m	2011	2012	2013	1Q14
Interest income	60,856	58,791	51,447	n.a.
Interest expense	(30,035)	(28,868)	(25,512)	n.a.
Net interest income	**30,821**	**29,923**	**25,935**	**6,992**
Net comissions	10,472	10,261	9,761	2,331
Financial result	2,838	3,329	3,234	767
FX result	(522)	(189)	160	n.a.
Other income/expense	469	960	587	34
Total noninterest income	**13,257**	**14,361**	**13,742**	**3,132**
Total revenues	**44,078**	**44,284**	**39,677**	**10,124**
Personnel expenses	(10,326)	(10,306)	(10,069)	(2,455)
Administrative expenses	(7,455)	(7,495)	(7,383)	(1,801)
D&A	(4,710)	(3,661)	(4,573)	(590)
Total noninterest expense	**(22,491)**	**(21,462)**	**(22,025)**	**(4,847)**
Provision for loan losses	(11,868)	(18,880)	(11,227)	(2,695)
Other provisions	(1,517)	(508)	(503)	(87)
Other income/expense	(263)	149	1,730	(347)
Net income before taxes	**7,939**	**3,583**	**7,652**	**2,149**
Taxes	(1,776)	(590)	(2,113)	(569)
Profit/(loss) from disc. op.	(24)	70	(15)	(0)
Net income	**6,139**	**3,063**	**5,524**	**1,579**

Key ratios

	2011	2012	2013	1Q14
RoE	7.5%	3.7%	6.9%	7.8%
RoA	0.50%	0.24%	0.46%	0.55%
NIM (% of ATA)	2.50%	2.37%	2.17%	2.45%
Total revenues (% ATA)	3.57%	3.51%	3.33%	3.55%
Net commissions/Revenues	23.8%	23.2%	24.6%	23.0%
CIR	51.0%	48.5%	55.5%	47.9%
Opex (% of ATA)	1.82%	1.70%	1.85%	0.42%
LTD	124.0%	118.1%	113.6%	118.2%
Cost of risk (% ATA)	1.08%	1.54%	0.98%	0.97%
Effective tax rate	22.4%	16.5%	27.6%	26.5%
Core Tier 1 ratio	10.0%	10.3%	11.7%	10.6%[1]
TBV / Tangible assets	3.9%	3.5%	3.8%	3.8%[2]

Source Santander S.A. 2011, 2012 and 2013 Auditor’s Report and Annual Consolidated accounts and Santander S.A. 2014 January – March Financial Report. Notes: 1) 1Q14 Core Tier 1 ratio not comparable with previous years as it refers to new regulation which entered in force in January 2014 (CRD IV). 2) Tangible book defined for 1Q14 as “Shareholders’ equity” + “Equity adjustments by valuation” – “Goodwill” (as per Santander S.A. 2014 January – March Financial Report) – “Other intangible assets” (as per Santander S.A. 2013 Auditor’s Report and Annual Consolidated accounts) and Tangible assets defined for 1Q14 as

“Total assets” – “Goodwill” (as per Santander S.A. 2014 January – March Financial Report) – “Other intangible assets” (as per Santander S.A. 2013 Auditor’s Report and Annual Consolidated accounts)

35

4. Valuation of Santander S.A.

4.5 Santander S.A. key milestones

Key dates timetable

Date	Event
1857	Foundation of Banco Santander in Santander (Spain)
1920-1930	Beginning of the domestic expansion
1940	Consolidation of the bank's presence across Spain through the acquisition of small local franchises
1947	Beginning of the international expansion with the opening of branches Cuba, Argentina, Mexico, Venezuela and London
1960	First international acquisition (Banco del Hogar in Argentina)
1967	Santander IPO
1975-1989	Reinforcement through acquisition of local franchises of the bank's presence across Latin America (Banco Español-Chile (1982), First National Bank de Puerto Rico (1976)), Portugal (1988) and Germany (1989)
1990-2000	Consolidation of the bank's presence across Latam (mainly acquisition of Banco General de Comercio (1997), Banco Noroeste (1998), Meridional (2000) and Banespa (2000) in Brazil, Grupo Financiero Invermexico in Mexico (1996) and Banco Rio in Argentina (1997)), merger with Banco Central Hispano (1999) and acquisition of Banesto (1994) and Totta in Portugal (2000)
2000-2005	Expansion to the US and UK with the acquisitions of Abbey (2004) and a c.20% stake in Sovereign (2005)
2006-2008	Acquisition of Banco Real in Brazil (2007) and Alliance & Leicester and Bradford & Bingley in UK (2008)
2010	Full acquisition of Sovereign Bancorp in the USA
2011	Consolidation of its operations in Germany with the acquisition of SEB and in Poland with BZ WBK
2012	
2013	BZ WBK merger with Kredyt Bank and acquisition of Banesto minorities

Source Company webpage

36

4. Valuation of Santander S.A.

4.6 Spanish banking system overview

Spanish banks leaving behind the crisis; P&L full recovery expected for 2016

Significant consolidation has taken place in the last 4 years

Significant improvement of the macro prospects as the Spanish economy gradually corrects all the imbalances that originated the crisis back in 2008

Consolidation and cost optimization key to increased profitability for the Spanish banks

Santander S.A. is #3 bank in Spain with €281bn total assets and a 9.3% market share

Current key themes in the Spanish banking landscape

■ The Spanish economy is recovering faster than expected driven by improving confidence, household consumption, funding costs, current account and a stabilizing labor and housing market. This is already positively affecting banks fundamentals:

–	Gradual improvement in asset quality (improving NPL entries and stability in coverage ratios) combined with initial steps towards a more meaningful reduction of RE assets

–	Significant improvement in funding costs driven by fall in retail term deposits costs and improved access to wholesale markets given investors’ change in risk perception

–	Basel III capital position significantly improved after Government guarantee on certain DTAs (private domestic Spanish banks already complying with Basel III fully loaded market requirements)

–	Increased profitability ratios driven by falling retail deposits costs, new business higher spreads and the important restructuring process undertaken by Spanish banks

Source Companies financial statements, AEB, CECA, UNACC, Bank of Spain and Factset

37

4. Valuation of Santander S.A.

4.7 Valuation by volume weighted average price (1/2)

VWAP points to €6.05 in the last twelve months prior to the announcement date and €7.39 from the announcement date to June, 10th 2014

Volume weighted average price (April, 29th 2013 to April, 28th 2014)
Price per share (€)
Volume (€m)
Material Fact release (April 29th, 2014)
VWAP €6.05
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
2,500
2,000
1,500
1,000
500
-
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Volume
Share price - (€)

Volume weighted average price (April 29th 2014 to June 10th 2014)
Price per share (€)
Volume (€m)
VWAP €7.39
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
2,500
2,000
1,500
1,000
500
-
Apr-14
May-14
May-14
May-14
May-14
Jun-14
Jun-14
Volume
Share price - (€)

Source: Factset as of June, 10th 2014

38

4. Valuation of Santander S.A.

4.8 Valuation by volume weighted average price (2/2)

Average price calculated for the periods of 1, 30, 60, 90, 180 trading days and 1 year before the date of the Material Fact and for the period since the date of the Material Fact until June, 10th 2014

39

4. Valuation of Santander S.A.

4.9 Shareholder’s equity book value per unit

Book value and tangible book value per share as of March, 31st 2014 points to €6.28 and €3.76, respectively

Source: Company information and CNMV

Notes

1 IFRS accounting principles

2 Book value defined as “Shareholders’ equity” + “Equity adjustments by valuation” (as per Santander S.A. 2014 January – March Financial Report)

3 11,561m outstanding shares (as per Santander S.A. 2014 January – March Financial Report)

4 39m treasury shares as per Comisión Nacional del Mercado de Valores as of June, 10th 2014

5 Tangible book corresponds to “Shareholders’ equity” + “Equity adjustments by valuation” – “Goodwill” (as per Santander S.A. 2014 January – March Financial Report) – “Other intangible assets” (as per Santander S.A. 2013 Auditor’s Report and Annual Consolidated accounts)

40

4. Valuation of Santander S.A.

4.10 Comparable trading multiples methodology

Details on methodology applied

Notes

1 Tangible book corresponds to

“Shareholders’ equity” + “Equity adjustments by valuation” – “Goodwill” (as per

Santander S.A. 2014 January – March Financial Report) –

“Other intangible assets” (as per Santander S.A. 2013

Auditor’s Report and Annual

Consolidated accounts)

2 Book value defined as

“Shareholders’ equity” + “Equity adjustments by valuation” (as per Santander S.A. 2014 January – March Financial Report)

■ Pursuant to CVM Instruction 361, Rothschild has selected the comparable trading multiples valuation approach in order to estimate the economic value of Santander S.A.■ Comparable Trading Multiples is a relative valuation method which estimates the value of a company using metrics of similar publicly traded companies; traditional trading multiples include P/E and P/TBV

– P/E multiples are based on volume weighted average share price over the last 30 days prior to the publication of the Material Fact published by Factset as of June, 10th 2014 and consensus estimates of net income for Santander S.A. and selected comparable companies published by Factset as of June, 10th 2014

– P/TBV multiples are based on volume weighted average share price over the last 30 days prior to the publication of the Material Fact published by Factset as of June, 10th 2014 and tangible book values[1] as of March 31st 2014

 – Given disparity in level of goodwill and intangibles among peers, P/BV2 was not considered

■ Trading multiples of Santander S.A.’s comparable companies were calculated based on net income projections by analysts for the years 2014, 2015 and 2016, and applied to the net income projections by analysts for Santander S.A. over the same years, given that estimates reported by market analysts are generally limited to three years

■ The calculation of the trading multiples was based on the 30-day volume-weighted average share price until April 28th, 2014

– A historical period of 30 days was chosen, in order to reduce short-term volatility in the share price. The adoption of longer historical periods would not necessarily reflect the current fundamentals of the companies

■ Selected comparable companies are European banks with a retail focus (a description of the selected institutions is provided on Appendix A):

– HSBC

– BNP Paribas

– Lloyds Banking Group

– BBVA

– Nordea

– Intesa Sao Paolo

– UniCredit

– Société Générale

     – Crédit Agricole

■ The institutions selected have similar business models than that of Santander S.A.

– We have excluded from the sample European banks with significant investment banking operations (i.e. Deutsche Bank, Barclays, Credit Suisse and UBS), not geographically diversified or without large retail operations in Europe (i.e. Standard Chartered) and those banks which recently went through government led processes of reorganization and recapitalization as part of a restructuring process (i.e. Royal Bank of Scotland, ING and Commerzbank)

41

4. Valuation of Santander S.A.

4.11 Trading multiples

Trading multiples

	Market cap[1]	Price / Earnings multiples			CAGR	Price / Tangible Book multiple	
	€bn	P / E 14E	P / E 15E	P / E 16E	*14E-16E*	Tangible BV (€bn)	P / TBV[2]
HSBC	139.8	10.87x	9.87x	9.31x	*8.0%*	111.8	1.25x
BNP PARIBAS	69.9	12.09x	10.07x	8.63x	*18.4%*	77.6	0.90x
LLOYDS BANKING GROUP	64.1	15.81x	10.12x	8.99x	*32.6%*	43.9	1.46x
BBVA	51.8	16.70x	11.58x	9.59x	*31.9%*	34.1	1.52x
Nordea	40.9	11.21x	10.48x	10.00x	*5.9%*	25.0	1.64x
INTESA SANPAOLO	38.1	19.09x	13.18x	10.28x	*36.3%*	37.5	1.01x
UniCredit Bank	37.8	19.51x	13.02x	10.97x	*33.4%*	42.1	0.90x
SOCIETE GENERALE	34.7	11.44x	8.49x	7.75x	*21.5%*	45.1	0.77x
CA	28.7	10.15x	8.21x	7.45x	*16.7%*	29.9	0.96x
Average		**14.10x**	**10.56x**	**9.22x**	***22.7%***		**1.16x**
Median		**12.09x**	**10.12x**	**9.31x**	***21.5%***		**1.01x**
For reference: Santander S.A.							
Santander	81.3	13.90x	11.25x	9.93x	*18.3%*	43.4	1.88x

Source Company information and Factset

Notes

1 Based on the 30-day volume-weighted average share price until April 28th, 2014 (adjusted by cash dividends, historical pricing and historical volume)

2 Intangible assets of HSBC, Lloyds Banking Group, Société Générale and Intesa Sanpaolo as of December 31st 2013

42

4. Valuation of Santander S.A.

4.12 Valuation based on comparable trading multiples

Trading multiples methodology, based on P/E, points to a range between €6.07 and €m €6.67 per share

Source Company information and Factset

Notes

1 Consensus estimates of earnings for Santander S.A. published by Factset as of June, 10th 2014

2 11,561m shares (as per Santander S.A. 2014 January – March Financial Report) and 39m treasury shares as per Comisión Nacional del Mercado de Valores as of June, 10th 2014

3 Tangible book corresponds to “Total equity” – “Minority Interests” – “Equity adjustments by valuation” – “Goodwill” (as per Santander S.A. 2014 January – March Financial Report) –“Other intangible assets” (as per Santander S.A. 2013 Auditor’s Report and Annual Consolidated accounts)

43

5. Exchange ratio between the Companies

5. Exchange ratio between the Companies

5.1 Exchange ratio between the Companies

45

Appendix A. Selected peers for Santander Brazil and Santander S.A.

Appendix A. Selected peers for Santander Brazil and
Santander S.A.
A.1 Selected peers for Santander Brazil

Peer | Key financials | Comments

Itaú

R$m	Dec-13
Total loans	411,702
Total assets	1,027,297
Total deposits	274,383
Equity	83,223
Net income	16,424
RoAE	20.9%
NIM (% of ATA)	5.4%
CIR	n.a.
LTD	150%
CT1 ratio	11.6%

- Itaú Unibanco is the second largest Brazilian bank in terms of total assets
- It resulted from the merger of Itaú and Unibanco in 2008
- It is present in more than 20 countries and proposes financial products for both individuals and companies
- Its main segments are (i) commercial banking and institutional client operations, (ii) investment banking, (iii) wholesale and (iv) private banking
- It has over 40 million clients with ~33 thousand points of service distributed throughout Brazil and abroad, being ~4 thousand branches, 875 service centers (PABs) and over ~28 thousand ATMs
- As of December 31st, 2013, the bank had R$1,027bn of total assets and R$412bn of customer loans

Bradesco

R$m	Dec-13
Customer loans	323,980
Total assets	838,302
Customer dep.	216,218
Equity	71,884
Net income	12,396
RoAE	17.3%
NIM (% of ATA)	7.1%
CIR	n.a.
LTD	150%
CT1 ratio	12.3%

- Bradesco is the third largest Brazilian bank in terms of total assets
- Bradesco's activities includes of banking and sale of financial products (loans, insurance, asset management, among others) for individuals as well as for small, mid-sized and major local and international corporations and institutions in Brazil and abroad
- It has over ~74 million clients with a distribution network composed of ~4.7 branches, over ~48 thousand ATMs spread in every Brazilian municipality
- As of December 31st, 2013, Bradesco had R$838bn of total assets and R$324bn of customer loans

Banco do Brasil

R$m	Dec-13
Customer loans	580,420
Total assets	1,162,168
Customer dep.	461,425
Equity	73,192
Net income	10,438
RoAE	15.2%
NIM (% of ATA)	4.4%
CIR	44.4%
LTD	126%
CT1 ratio	10.5%

- Banco do Brasil is the oldest Brazilian bank (it was founded in 1808) and the largest bank in terms of total assets
- It is controlled by the Federal Government
- The bank offers a wide range of financial services to individuals, institutions and government entities: banking, insurance, pension schemes, asset management and means of payments
- The bank has over ~19 thousand points of service, including ~5.5 thousand branches, which serve its ~61.4 million customers
- As of December 31st, 2013, the bank had R$1,162bn of total assets and R$580bn of customer loans

47

Appendix A. Selected peers for Santander Brazil and
Santander S.A.
A.2 Selected peers for Santander S.A.

Peer	Key financials	Comments
HSBC	€m: Dec-13 Customer loans: 788,514 Total assets: 1,949,795 Customer dep.: 1,082,304 Equity: 139,016 Net income: 12,992 RoAE: 7.0% NIM (% of ATA): 1.3% CIR: 67.4% LTD: 72.9% CT1 ratio: 13.6%	▪ Headquartered in London, HSBC is the largest bank by total assets and market capitalization in Europe ▪ International network covers around 80 countries with a total workforce of 270,000 employees ▪ Provides a wide range of financial services to around 55 million customers through: Retail Banking and Wealth Management, Commercial Banking, Global Banking and Markets, and Global Private Banking ▪ Major retail and corporate banking franchise in Europe and Asia ▪ Key retail markets include HK, UK, Australia, China, India, Indonesia, Malaysia, Singapore, Taiwan, Vietnam, France, Germany, Switzerland, Turkey, Egypt, Saudi Arabia, UAE, Canada, USA, Argentina, Mexico ▪ Listed on the London, Hong Kong, New York, Paris and Bermuda stock exchanges (market cap €139.8bn)
BNP PARIBAS	€m: Dec-13 Customer loans: 316,197 Total assets: 1,136,668 Customer dep.: 291,270 Equity: 62,131 Net income: 4,996 RoAE: 8.2% NIM (% of ATA): 0.4% CIR: 61.5% LTD: 108.6% CT1 ratio: 10.3%	▪ Headquartered in Paris, BNP is the leading provider of banking and financial services in the euro zone ▪ Present in 78 countries and has almost 190,000 employees, including over 145,000 in Europe ▪ Four domestic retail banking markets in Europe, namely in Belgium, France, Italy and Luxembourg ▪ Holds key positions in its three activities: – Retail Banking which includes 4 domestic markets (France, Italy, Belgium and Luxembourg), international markets and Personal Finance – Investment Solutions – Corporate and Investment Banking ▪ Listed on the Paris stock exchange (market cap €69.9bn)
LLOYDS BANKING GROUP	€m: Dec-13 Customer loans: 361,506 Total assets: 618,247 Customer dep.: 322,113 Equity: 28,711 Net income: (585) RoAE: *n.m.* NIM (% of ATA): 0.8% CIR: 42.8% LTD: 112.2% CT1 ratio: 14.0%	▪ Headquartered in London, Lloyds is one of the leading UK based financial services group ▪ Present in 30 countries operating with different brand names and with a total workforce of over 104,000 employees ▪ Provides a wide range of banking and financial services to its over 30 million client base, mainly focused on personal and commercial clients ▪ The Group's main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision. ▪ Listed on the London and New York stock exchanges (market cap €64.1bn)

Source Company information and Bloomberg as of June 10th, 2014, market capitalization based on 30-day volume-weighted average share price until April, 28th 2014

48

Appendix A. Selected peers for Santander Brazil and
Santander S.A.
A.3 Selected peers for Santander S.A.

Peer	Key financials	Comments
BBVA	€m Dec-13 Customer loans 323,607 Total assets 582,575 Customer dep. 300,490 Equity 44,850 Net income 2,981 RoAE 6.7% NIM (% of ATA) 2.3% CIR 51.5% LTD 107.7% CT1 ratio 12.2%	▪ Headquartered in Madrid, BBVA is one of the leading Spanish financial service groups ▪ Present in over 30 countries worldwide through with different brand names and partnerships with top market players in China and Turkey. It as a total workforce of c.110,000 employees ▪ Provides a wide range of financial services to its over 53 million clients operating in four main business areas, namely retail banking, asset management, private banking and wholesale banking ▪ Additional to its strong position in the Spanish market, it is the top financial institution in Mexico and has leading franchises in South America and the Sunbelt region in the US ▪ Listed on the Madrid stock exchange (market cap €51.8bn)
Nordea	€m Dec-13 Customer loans 342,451 Total assets 630,434 Customer dep. 200,743 Equity 29,209 Net income 3,116 RoAE 10.9% NIM (% of ATA) 0.9% CIR 51.0% LTD 170.6% CT1 ratio 14.9%	▪ Headquartered in Stockholm, Nordea is the largest financial services group in the Nordic region with leading positions in corporate merchant banking, retail banking and private banking ▪ Leading market position in most Nordic markets in both retail and wholesale banking with a total workforce of 29,500 employees. It is also the largest provider of life and pensions products in the Nordic countries ▪ Total of 11 million household customers and 550,000 corporate customers ▪ Key retail markets: Nordic region (Denmark, Finland, Norway, Sweden), Baltics, Poland ▪ Leading largest distribution network in the Nordic and Baltic Sea region with c.900 branches ▪ Listed on the Stockholm stock exchange (market cap €40.9bn)
INTESA SANPAOLO	€m Dec-13 Customer loans 343,991 Total assets 626,283 Customer dep. 228,890 Equity 45,058 Net income (4,557) RoAE *n.m.* NIM (% of ATA) 1.5% CIR 95.3% LTD 150.3% CT1 ratio 11.3%	▪ Headquartered in Torino, Intesa is the result of the merger of SanPaolo IMI and Banca Intesa. It is currently the leading provider of financial products and services to both households and businesses in Italy ▪ Present in over 40 countries with over 100,000 employees to operate a network of approximately 5,000 branches in Italy with a 16% market share in customer loans and 17% in customer deposits ▪ The Group is also present in Central and Eastern Europe and in Middle Eastern and North Africa ▪ Among the top players in several countries with 8.4m customers and approximately 1,500 branches ▪ #1 in Italy, #1 in Serbia, #2 in Croatia and Slovakia, #3 in Albania, #5 in Bosnia, Egypt and Hungary, and #8 in Slovenia ▪ Mainly focused on banking intermediation, bancassurance, pension funds, asset management and factoring ▪ Listed on the Rome stock exchange (market cap €38.1bn)

Source Company information and Bloomberg as of June 10th, 2014, market capitalization based on 30-day volume-weighted average share price until April, 28th 2014

49

Appendix A. Selected peers for Santander Brazil and
Santander S.A.
A.4 Selected peers for Santander S.A.

<table>
<tr><th>Peer</th><th>Key financials</th><th>Comments</th></tr>
<tr><td>UniCredit Bank</td><td>
<table>
<tr><th>€m</th><th>Dec-13</th></tr>
<tr><td>Customer loans</td><td>231,171</td></tr>
<tr><td>Total assets</td><td>398,307</td></tr>
<tr><td>Customer dep.</td><td>270,751</td></tr>
<tr><td>Equity</td><td>46,078</td></tr>
<tr><td>Net income</td><td>(11,601)</td></tr>
<tr><td>RoAE</td><td>n.m.</td></tr>
<tr><td>NIM (% of ATA)</td><td>1.0%</td></tr>
<tr><td>CIR</td><td>50.7%</td></tr>
<tr><td>LTD</td><td>85.4%</td></tr>
<tr><td>CT1 ratio</td><td>27.4%</td></tr>
</table>
</td><td>

Headquartered in Rome, UniCredit is the result of the merger of nine of Italian largest banks and the subsequent combination with the German HVB Group and the Italian Capitalia Group
UniCredit is one of the largest banking groups in Europe, with a total workforce of c.150,000 employees
Operates in 22 European countries with strong positions in 4 core markets:

#2 in Italy with 13% market share, and 4,235branches
#1 in Austria with 15% market share1 and 280 branches
#3 in Germany (among private banks) with 3% market share1 and 860 branches
#1 in CEE countries (29% in Croatia, 17% in Bosnia, 16% in Bulgaria, 10% in Poland, 4, 9% in Turkey)

Listed on the Milan stock exchange (market cap €37.8bn)

</td></tr>
<tr><td>SOCIETE GENERALE</td><td>
<table>
<tr><th>€m</th><th>Dec-13</th></tr>
<tr><td>Customer loans</td><td>333,535</td></tr>
<tr><td>Total assets</td><td>1,235,262</td></tr>
<tr><td>Customer dep.</td><td>344,687</td></tr>
<tr><td>Equity</td><td>54,101</td></tr>
<tr><td>Net income</td><td>2,525</td></tr>
<tr><td>RoAE</td><td>4.7%</td></tr>
<tr><td>NIM (% of ATA)</td><td>0.8%</td></tr>
<tr><td>CIR</td><td>71.8%</td></tr>
<tr><td>LTD</td><td>96.8%</td></tr>
<tr><td>CT1 ratio</td><td>10.0%</td></tr>
</table>
</td><td>

Headquartered in Paris, Société Générale is one of the top three banking institutions in France and is ranked amongst the top 10 in Europe
Present in 76 countries with over 154,000 employees
It offers a wide range of financial services such as retail banking, corporate and investment banking, private banking, asset management and insurance to a total of 32 million clients worldwide
The Group's main business areas include retail banking and specialised financial services, corporate and investment banking and global investment management and services
Listed on the Paris stock exchange (market cap €34.7bn)

</td></tr>
<tr><td></td><td>
<table>
<tr><th>€m</th><th>Dec-13</th></tr>
<tr><td>Customer loans</td><td>301,111</td></tr>
<tr><td>Total assets</td><td>1,536,873</td></tr>
<tr><td>Customer dep.</td><td>484,620</td></tr>
<tr><td>Equity</td><td>47,889</td></tr>
<tr><td>Net income</td><td>2,881</td></tr>
<tr><td>RoAE</td><td>6.2%</td></tr>
<tr><td>NIM (% of ATA)</td><td>0.8%</td></tr>
<tr><td>CIR</td><td>70.4%</td></tr>
<tr><td>LTD</td><td>62.1%</td></tr>
<tr><td>CT1 ratio</td><td>10.0%</td></tr>
</table>
</td><td>

Headquartered in Paris, Crédit Agricole is a leading bank in France and one of the largest in Europe
It has presence in approximately 60 countries

#1 in bancassurance in France
#2 in asset management in Europe

Provides a full spectrum of retail banking businesses and related specialised businesses: insurance, asset management, leasing and factoring, consumer finance and corporate and investment banking to a total of 51 million clients
Listed on the Paris stock exchange (market cap €28.7bn)

</td></tr>
</table>

Source Company information and Bloomberg as of June 10th, 2014, market capitalization based on 30-day volume-weighted average share price until April, 28th 2014

50

Appendix B. Overview of the main players in the Brazilian banking industry

Appendix B. Overview of the main players in the
Brazilian banking industry

B.1 Large and diversified commercial banks

Publicly traded banks in Brazil

Source Companies, Bloomberg (as of 4Q13 – according to IFRS)

Notes

1 Based on size and business mix

2 Based on the 30-day average share price until April 28th, 2014

3 IFRS, as of 4Q13

52

Appendix B. Overview of the main players in the
Brazilian banking industry

B.2 Large but less diversified banks

Publicly traded banks in Brazil

Source Companies, Bloomberg (as of 4Q13 – according to BR GAAP, in absence of publication in IFRS)

Notes

1 Based on size and business mix

2 Based on the 30-day average share price until April 28th, 2014

3 IFRS, as of 4Q13

53

Appendix B. Overview of the main players in the
Brazilian banking industry
B.3 Mid-sized commercial banks
Publicly traded banks in Brazil

Notes

1 Based on size and business mix

2 Based on the 30-day average share price until April 28th, 2014

3 IFRS, as of 4Q13

54

Appendix B. Overview of the main players in the
Brazilian banking industry
B.4 Small commercial banks
Publicly traded banks in Brazil

Source Companies, Bloomberg (as of 4Q13 – according to IFRS)

Notes

1 Based on size and business mix

2 Based on the 30-day average share price until April 28th, 2014

3 IFRS, as of 4Q13

55

Appendix C. Selected analyst estimates for Santander Brazil and peers

Appendix C. Selected analyst estimates for Santander
Brazil and peers

C.1 Selected analyst estimates for Santander Brazil and peers

Source Consensus estimates of earnings published by Thomson as of June 10th, 2014

57

 Appendix C. Selected analyst estimates for Santander
Brazil and peers

C.2 Selected analyst estimates for Santander Brazil and peers

Source Consensus estimates of earnings published by Thomson as of June 10th, 2014

58

Appendix D. Selected analyst estimates for Santander S.A. and peers

Appendix D. Selected analyst estimates for Santander
S.A. and peers

D.1 Selected analyst estimates for Santander S.A. and peers

Selected analyst estimates for Santander S.A.

Broker	Date	Net income (€m) 2014	2015	2016
Ahorro	30 May '14	6,860	8,798	-
Banco Sabadell	11 Apr '14	4,985	6,748	8,016
Bankhaus Lampe	13 May '14	5,407	6,792	7,544
Bayerische Landesbank	24 Oct '13	6,072	-	-
BBVA	25 Mar '14	5,318	7,334	8,894
BEKA Finance	06 Jun '14	6,011	7,486	-
Berenberg	30 Jan '14	7,198	7,025	7,626
BPI	13 May '14	4,968	6,755	7,894
Deutsche Bank Research	29 May '14	5,562	6,667	7,681
Erste Group	02 Jun '14	5,713	7,225	-
Interdin Securities	15 Jul '13	6,152	7,466	-
Inverseguros	12 Sep '12	8,012	-	-
Keefe Bruyette & Woods	17 Apr '14	5,688	7,344	8,435
Kepler Cheuvreux	22 Apr '14	5,216	7,173	8,467
La Caixa	22 Apr '14	6,103	7,642	-
Landesbank Baden-Württem	05 Feb '14	5,825	7,109	-
Mainfirst Bank AG	03 Jun '14	5,521	6,852	8,456
Natixis	29 Apr '14	6,130	8,119	9,357
Nomura Research	02 Jun '14	4,924	6,428	7,686
Nord LB	04 Jun '14	6,700	7,500	-
Oddo Securities	30 May '14	5,977	8,012	-
RBC Capital Markets	24 Oct '13	5,864	7,210	-
Societe Generale	29 May '14	4,938	7,280	8,274
Undisclosed	06 Jun '14	5,501	7,001	8,714
Undisclosed	22 Apr '14	4,488	6,430	7,813
Undisclosed	30 Jan '14	5,622	6,351	8,017
Undisclosed	26 May '14	6,775	8,783	10,183
Undisclosed	08 May '14	5,277	6,168	7,098
Undisclosed	30 Apr '14	5,961	7,701	8,946
Undisclosed	29 Apr '14	6,413	7,479	8,192
Undisclosed	29 Apr '14	6,123	7,441	8,620
Undisclosed	29 Apr '14	5,855	6,788	7,504
Average		**5,849**	**7,237**	**8,258**
Median		**5,840**	**7,218**	**8,192**

Selected analyst estimates for Lloyds Banking Group

Broker	Date	Net income (£m) 2014	2015	2016
Berenberg	02 May '14	2,938	4,308	4,347
Bernstein Research	20 Feb '14	6,162	5,592	5,835
Canaccord Genuity	19 Dec '13	4,331	5,222	-
Cenkos Securities	30 Sep '13	1,374	1,869	-
Deutsche Bank Research	01 May '14	3,519	5,459	6,156
Investec Securities	01 May '14	3,357	4,943	5,704
Jefferies	17 Jan '14	4,459	5,352	5,674
Keefe Bruyette & Woods	01 May '14	3,090	3,888	5,475
Liberum	12 Nov '13	3,215	3,950	-
Nomura Research	02 May '14	3,009	4,863	5,898
Numis Securities	06 Mar '14	2,302	4,193	4,523
RBC Capital Markets	01 May '14	3,119	6,055	6,818
Santander GBM	27 May '14	3,291	5,404	6,458
Seymour Pierce	26 Apr '10	4,989	-	-
Shore Capital Stockbrokers	19 Feb '14	5,092	5,931	-
Societe Generale	01 May '14	2,744	5,782	6,527
Undisclosed	15 Jul '10	7,039	-	-
Undisclosed	06 Feb '14	3,992	5,122	-
Undisclosed	22 May '14	2,556	5,374	6,076
Undisclosed	15 May '14	3,344	5,143	5,869
Undisclosed	01 May '14	3,106	4,524	5,311
Undisclosed	01 May '14	3,339	5,001	6,112
Undisclosed	20 May '14	5,483	5,628	5,798
Undisclosed	13 May '14	5,192	5,986	6,327
Undisclosed	02 May '14	5,381	6,076	7,039
Average		**3,857**	**5,029**	**5,886**
Median		**3,344**	**5,222**	**5,884**

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

60

Appendix D. Selected analyst estimates for Santander
S.A. and peers

D.2 Selected analyst estimates for Santander S.A. and peers

Selected analyst estimates for HSBC

Broker	Date	Net income (£m) 2014	2015	2016
Bankhaus Lampe	14 May '14	9,472	9,992	10,426
Bayerische Landesbank	11 Nov '13	11,905	-	-
Berenberg	12 Mar '14	11,203	12,034	14,796
Bernstein Research	06 Jun '14	11,674	13,795	16,821
BNP Paribas Securities	07 May '14	11,278	13,932	-
Bocom International	07 May '14	10,451	11,694	12,478
Cenkos Securities	30 Sep '13	11,255	13,672	-
DBS Vickers Securities	07 May '14	9,683	10,432	-
Deutsche Bank Research	22 May '14	10,609	11,927	13,575
Guotai Junan Securities	17 May '13	11,728	13,309	-
Investec Securities	07 May '14	8,887	10,451	11,405
Keefe Bruyette & Woods	07 May '14	10,219	10,691	12,659
Landesbank Baden-Württeml	07 May '14	10,612	11,556	-
Liberum	10 Apr '13	13,568	15,272	-
Maybank / Kim Eng	07 May '14	10,358	11,577	12,304
Mirae Asset Securities	30 Jul '12	13,634	-	-
Mizuho Securities Asia	22 Apr '14	10,347	11,928	13,440
Nomura Research	07 May '14	9,463	10,492	12,474
Numis Securities	01 May '13	13,320	15,322	17,593
Phillip Securities	08 Aug '13	14,207	15,632	-
RBC Capital Markets	03 Apr '14	10,688	11,808	-
Santander GBM	19 Sep '13	11,829	13,074	-
Shore Capital Stockbrokers	19 Mar '14	10,065	10,989	-
Standard Chartered	07 May '14	9,961	10,650	11,790
Undisclosed	27 Feb '12	14,557	-	-
Undisclosed	06 Feb '14	11,905	13,645	-
Undisclosed	07 Apr '14	9,206	10,112	11,331
Undisclosed	14 May '14	10,045	10,934	11,793
Undisclosed	09 May '14	8,150	9,078	9,862
Undisclosed	08 May '14	9,424	9,941	11,124
Undisclosed	27 Mar '14	10,668	12,562	14,277
Undisclosed	07 May '14	11,463	12,671	-
Average		**10,964**	**11,953**	**12,791**
Median		**10,612**	**11,694**	**12,389**

Selected analyst estimates for BNP

Broker	Date	Net income (€m) 2014	2015	2016
Banco Sabadell	25 Mar '14	5,913	6,938	7,368
Bankhaus Lampe	16 Apr '14	5,902	7,489	9,365
Bayerische Landesbank	01 Nov '13	6,641	-	-
Berenberg	05 Nov '13	4,960	5,306	5,354
CM CIC Securities	03 Jun '14	5,771	6,714	-
Deutsche Bank Research	29 May '14	5,550	6,732	7,897
Erste Group	30 May '14	5,924	7,369	-
Jefferies	06 Mar '14	6,330	7,450	8,780
Keefe Bruyette & Woods	20 May '14	2,040	6,569	7,840
Kepler Cheuvreux	13 May '14	6,451	7,824	8,861
Landesbank Baden-Württeml	03 Mar '14	6,382	7,356	-
Mainfirst Bank AG	30 Apr '14	5,769	7,730	8,484
Natixis	01 May '14	4,814	6,622	7,935
Nomura Research	30 Apr '14	5,159	6,890	8,094
Nord LB	04 Jun '14	5,700	7,200	-
Oddo Securities	21 May '14	2,438	7,111	8,576
RBC Capital Markets	30 Apr '14	5,737	6,663	7,690
Santander GBM	11 Apr '14	6,001	7,133	8,427
Societe Generale	13 May '14	6,574	7,761	9,121
Undisclosed	15 May '14	5,781	6,833	7,670
Undisclosed	25 Jan '13	7,295	7,981	-
Undisclosed	02 Jun '14	6,073	6,907	8,308
Undisclosed	30 May '14	234	6,207	7,574
Undisclosed	28 May '14	4,974	6,691	8,091
Undisclosed	19 May '14	5,380	6,494	7,687
Undisclosed	30 Apr '14	6,680	7,399	8,590
Average		**5,403**	**7,015**	**8,086**
Median		**5,776**	**6,938**	**8,093**

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

61

Appendix D. Selected analyst estimates for Santander
S.A. and peers

D.3 Selected analyst estimates for Santander S.A. and peers

Selected analyst estimates for BBVA

Broker	Date	Net income (€m) 2014	2015	2016
Ahorro	30 May '14	4,222	5,595	-
Banco Sabadell	06 May '14	3,675	5,162	5,852
Banesto Bolsa	26 Nov '12	4,910	-	-
Bankhaus Lampe	12 May '14	2,409	2,990	3,463
Bayerische Landesbank	25 Oct '13	4,191	-	-
BEKA Finance	06 Jun '14	3,781	5,118	-
Berenberg	11 Feb '14	3,622	4,600	5,423
BPI	13 May '14	2,582	4,030	5,187
Deutsche Bank Research	30 Apr '14	2,749	3,535	4,563
Interdin Securities	13 Jun '13	4,611	5,643	-
Keefe Bruyette & Woods	17 Apr '14	3,356	4,934	6,137
Kepler Cheuvreux	22 Apr '14	3,020	4,203	5,520
La Caixa	22 Apr '14	2,933	4,683	-
Landesbank Baden-Württeml	06 Feb '14	3,522	4,361	-
Mainfirst Bank AG	03 Jun '14	2,864	4,462	5,395
Natixis	01 May '14	3,095	4,227	5,191
Nomura Research	02 Jun '14	2,582	3,945	5,044
Nord LB	04 Jun '14	3,600	4,600	-
Oddo Securities	30 Apr '14	2,228	2,657	4,167
RBC Capital Markets	25 Oct '13	4,034	4,868	-
Santander GBM	04 Apr '14	3,580	5,436	6,515
Societe Generale	18 Mar '14	2,989	4,022	4,449
Undisclosed	26 May '14	3,713	5,081	6,466
Undisclosed	09 Jan '14	4,470	6,081	-
Undisclosed	23 Jan '14	3,518	4,356	5,578
Undisclosed	16 May '14	2,936	4,468	5,725
Undisclosed	08 May '14	2,699	3,800	4,507
Undisclosed	30 Apr '14	3,000	4,233	5,400
Undisclosed	30 Apr '14	2,905	4,816	5,059
Undisclosed	22 Apr '14	2,480	3,371	4,219
Undisclosed	11 Apr '14	3,099	4,808	5,545
Average		**3,335**	**4,486**	**5,210**
Median		**3,099**	**4,468**	**5,395**

Selected analyst estimates for Unicredit

Broker	Date	Net income (€m) 2014	2015	2016
Banca Akros	23 May '14	2,263	2,982	-
Banca IMI	14 May '14	1,998	2,758	3,078
Banco Sabadell	11 Mar '14	1,941	2,902	3,254
Bayerische Landesbank	13 Nov '13	1,713	-	-
Berenberg	12 May '14	1,640	3,338	2,579
Deutsche Bank Research	12 May '14	1,538	2,381	3,247
Equita Sim	28 May '14	1,501	2,829	2,968
Erste Group	30 May '14	2,026	3,037	-
ICBPI	12 May '14	2,030	2,976	3,477
Intermonte Securities	21 May '14	1,965	2,794	3,444
Keefe Bruyette & Woods	15 May '14	1,375	2,722	3,509
Kepler Cheuvreux	12 May '14	1,834	2,904	3,351
Landesbank Baden-Württeml	12 May '14	2,113	2,431	-
Mainfirst Bank AG	12 May '14	2,036	2,587	3,255
Natixis	12 May '14	2,324	3,167	3,817
Nomura Research	02 Jun '14	1,760	2,693	3,729
Nord LB	04 Jun '14	1,800	2,900	-
Oddo Securities	12 May '14	2,031	3,231	-
RBC Capital Markets	12 May '14	2,094	3,092	3,500
Santander GBM	01 Apr '14	1,866	2,877	3,552
Societe Generale	12 May '14	1,618	2,632	2,921
Undisclosed	27 May '14	2,106	3,324	3,773
Undisclosed	20 Jan '14	1,729	2,733	-
Undisclosed	19 May '14	1,932	3,252	3,931
Undisclosed	13 May '14	2,173	3,682	5,096
Undisclosed	12 May '14	1,800	3,410	4,080
Undisclosed	29 Apr '14	1,991	3,040	3,280
Undisclosed	25 Feb '14	1,350	2,190	3,015
Average		**1,877**	**2,921**	**3,469**
Median		**1,937**	**2,902**	**3,444**

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

62

Appendix D. Selected analyst estimates for Santander
S.A. and peers

D.4 Selected analyst estimates for Santander S.A. and peers

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

63

Appendix D. Selected analyst estimates for Santander
S.A. and peers

D.5 Selected analyst estimates for Santander S.A. and peers

Source: Consensus estimates of earnings published by Factset as of June, 10th 2014

Appendix E. Disclaimer

Appendix E. Disclaimer
Disclaimer

1. N M Rothschild & Sons (Brazil) Ltda. ("Rothschild") was engaged by Banco Santander (Brasil) S.A. ("Santander Brazil" or "Company") to prepare a valuation report ("Valuation Report") on the units of Santander Brazil and on the shares of Banco Santander S.A. (“Santander S.A.”, and together with Santander Brazil, “Companies”) in the context of the Material Fact published on April 29, 2014, whereby Santander Brazil informed the Market, and thus Rothschild, that Banco Santander S.A. (“Banco Santander” or “Santander S.A.”, and together with Santander Brazil, “Companies”) intends to launch a voluntary offer in Brazil and in the United States of America (“USA”) to acquire up to the totality of the shares of Santander Brazil which are not held by Santander S.A. with the objective to take the company out of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros’ ("BM&FBOVESPA“) Nível 2 corporate governance listing segment, in exchange for shares of Santander S.A. (“Transaction” or “Public Offering Project of Santander S.A.”), in accordance with Securities and Exchange Commission (CVM) Ruling No. 361 as of March 5, 2002, as amended by CVM Rulings No. 436, of July 5, 2006, No. 480, of December 7, 2009, No. 487, of November 25, 2010 and No. 492, of February 23, 2011 (“CVM Ruling No. 361”), and with the Regulation of the BM&FBOVESPA Nível 2. After the OPA, the intention of Santander S.A.’s is to keep the shares of Santander Brazil listed on BM&FBOVESPA. However, they would migrate from the Nível 2 corporate governance listing segment to the traditional segment of BM&FBovespa.

2. This Valuation Report has been prepared exclusively for use in connection with the Public Offering Project of Santander S.A. pursuant to Law No. 6.404/76 (“Corporations Law”) and CVM Instruction 361 and complies with the requirements and provisions thereunder, particularly those set out in Exhibit III, and may not be used for any other purpose, including, without limitation, for the purposes of articles 8 (introductory paragraph), 45, 227 paragraph 2, 228 paragraph 2, 229 paragraph 5, 252 paragraph 1 and 264 of the Corporations Law, and CVM Instruction No. 319 of December 3, 1999, as amended. This Valuation Report may not be used for any purpose other than in the context described above without the prior written authorization of Rothschild. This Valuation Report, including its analyses and conclusions, (i) does not constitute a recommendation to any board member or shareholder of Santander Brazil or Santander S.A., or any of their controlling, controlled, or related companies ("Affiliates") on how to vote or act on any matter relating to the Transaction; (ii) should not be interpreted as a recommendation concerning the exchange parity and (iii) cannot be used to justify the voting rights of any person on any matter.

3. To come to the conclusions presented in this Valuation Report, we took into account public information, such as financial studies, analyses, research, and financial, economic and market criteria, that we considered relevant (collectively, the "Information").

4. Within the scope of our review we do not assume any responsibility or liability for independent investigation of any of the Information and we relied on the completeness and accuracy of the Information in all material respects. Furthermore, we were not asked to perform, and we did not perform, (i) independent verification of the Information or of the documentation that supports the Information; (ii) a technical audit of the Companies’ operations; (iii) independent verification or valuation of any of Santander Brazil’s and/or Santander S.A.’s assets or liabilities (including any property, assets or unrecorded contingency, liability or financing); (iv) assessment of the Companies’ solvency under bankruptcy, insolvency, or similar legislation; or (v) any physical inspection of the Companies’ properties, facilities or assets. We are not an accounting firm and we do not provide accounting or auditing services in connection with this Valuation Report or with the Transaction. We are not a law firm and we do not provide legal, regulatory or tax services regarding this Valuation Report or the Transaction. The preparation of this Valuation Report by Rothschild does not include any service or opinion related to such services.

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Appendix E. Disclaimer
Disclaimer

5. Rothschild, its officers, employees, consultants, agents, and representatives do not provide, and will not provide, any representation, direct or implied, or any warranty concerning the accuracy or completeness of the Information (including financial and operating projections from equity research analysts, and assumptions and estimates on which such projections were based) used in the preparation of this Valuation Report.

6. No accounting, financial, legal, tax, or any other kind of due diligence process was performed with respect to Santander Brazil or Santander S.A. or any third party.

7. No representation or warranty, direct or implied, is made by Rothschild regarding the truthfulness, accuracy, or sufficiency of the information contained herein, or the Information which this Valuation Report was based on. Nothing contained in this Valuation Report may be interpreted or construed as a representation by Rothschild as to the past or the future.

8. The operating and financial projections included or used in this Valuation Report were based on public information published by equity research analysts and available in public databases, and we assume that such projections reflect the best estimates currently available regarding the future financial performance of the Companies, which was valued on a stand-alone basis, and, therefore do not include operating, tax, or other benefits or losses, including but not limited to any goodwill, or any synergies, incremental value, or costs, if any, that the Companies may have after the conclusion of the Public Offering Project of Santander S.A., if launched, or of any other transaction. This Valuation Report also does not take into account any operational and financial gains or losses that may occur after the Transaction as a result of commercial changes in existing business transactions between Santander S.A. and Santander Brazil.

9. We assumed that the operational and financial projections published by equity research analysts and available in public databases (i) were prepared in a reasonable manner on bases that reflect the best estimates currently available regarding the Companies’ future financial performance and regarding future demand and market growth; and (ii) from the delivery date of the Information until the present date, neither the Companies nor their management are aware of any information that could materially impact the business, financial condition, assets, liabilities, business prospects, business transactions or the number of shares issued by the Companies, and neither of them are aware of any other significant event that could make the market information incorrect or inaccurate in any material aspect, or have a material effect on this Valuation Report.

10. This Valuation Report is not and should not be used as (i) an opinion on the fairness of the Transaction; (ii) a recommendation concerning any aspect of the Transaction; (iii) a valuation report issued for any purpose other than those set forth in CVM Instruction 361, and should the Transaction be registered with the U.S. Securities and Exchange Commission ("SEC") or disclosed in the United States of America by reason of rules issued by SEC, and the purposes set forth under applicable law and regulations of the United States of America; or (iv) an opinion on the fairness of the Transaction, or a determination of fair price under the Public Offering Project of Santander S.A.. This Valuation Report has not been compiled or prepared in order to comply with any legal or regulatory provision in Brazil or abroad, except for those applicable to the Transaction.

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Appendix E. Disclaimer
Disclaimer

11. The preparation of a financial analysis is a complex process which involves subjective judgments and various determinations as to the most appropriate and relevant analysis methods, and the application of such methods to the specific circumstances. Accordingly, this Valuation Report is not subject to a partial analysis. In order to come to the conclusions presented in this Valuation Report, we did not give specific weight to given factors considered in this Valuation Report, but instead applied qualitative reasoning to the analyses and factors, considered within the specific circumstances of the Companies. We came to a final conclusion based on the results of the entire analysis, considered as a whole, and we did not come to conclusions based on, or related to, any individual factors or methods in our analysis. Accordingly, our analysis must be considered as a whole and the selection of parts of our analysis, or specific factors, without considering the whole of our analysis and conclusions, may result in an incomplete and incorrect understanding of the processes used in our analysis and conclusions. The estimates contained in the analysis under the Valuation Report, and the valuation resulting from any specific analysis are not necessarily indicative of the real values, results or future values, which may be significantly more or less favorable than those suggested by this analysis. We do not express any opinion with respect to the prices at which the units or shares related to the Transaction could be traded on the securities market at anytime.

12. This Valuation Report is intended only to indicate a range of values for the units and shares in connection with the Transaction, as of the base date used under each method, pursuant to CVM Instruction 361, and does not assess any other aspect or implication of the Transaction or of any agreement, contract or understanding made in relation to the Transaction. This Valuation Report does not deal with the merits of the Transaction in comparison to other business strategies that may be available to the Companies or its shareholders, and does not deal with any business decision they take to make or accept the Transaction. The shareholders of the Companies should seek the advice of their financial advisors to obtain opinions on the making and acceptance of the Transaction. The results presented in this Valuation Report refer exclusively to the Transaction and do not apply to any other matter or transaction, now or in the future, related to the Companies, the economic groups to which it belongs, or to the sector in which it operates.

13. This Valuation Report is based on public information available to us up to the present date, and the points expressed are subject to change in function of a number of factors, such as market, economic, and other conditions, as well as the Companies’ business and perspectives. Rothschild has assumed that all authorizations and approvals required for consummation of the transaction described in this Valuation Report will be obtained and that no change, material limitation, restriction, or condition will be imposed for the obtaining of such authorizations or approvals. Rothschild does not assume any responsibility or liability to update, rectify or cancel this Valuation Report, in whole or in part, after the present date, or to indicate any events or matters related to third parties that Rothschild may become aware of and that change the contents of this Valuation Report after the present date, subject to the provisions of article 8 paragraph II of CVM Instruction 361.

14. Santander S.A. agreed to reimburse us for all our expenses and Santander Brazil agreed to indemnify us, and certain individuals related to us, in connection with certain liabilities and expenses that may arise because of our engagement, unless when arising from negligence or wilful misconduct. We will receive a fee for the preparation of this Valuation Report (to be paid by Santander S.A.), regardless the closing of the Public Offering Project of Santander S.A. and our conclusions under this Valuation Report. The fee that we will receive is detailed in the item “Information about the Appraiser” on page 14 of this Valuation Report and will be paid by Santander S.A., in accordance with local regulation.

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Appendix E. Disclaimer
Disclaimer

15. We have rendered from time to time in the past financial advisory and other services to Santander S.A. and to the Company or its Affiliates, for which we were paid, and we may in future render such services to Santander S.A. and to the Company or its Affiliates, for which we would expect to be paid.

16. This Valuation Report is the intellectual property of Rothschild and may not be published, reproduced, copied, summarized, quoted, disclosed or distributed, in whole or in part, or used by third parties, without the prior written authorization of Rothschild, except as required by Law nº 6,404/76 and by the rules issued by the CVM and, should the Public Offering Project of Santander S.A. be registered with the Securities and Exchange Commission or disclosed in the United States of America, by the applicable law and regulations of the United States of America. If the disclosure of this Valuation Report becomes necessary under applicable law, it may only be disclosed if its contents are reproduced in their entirety, and any description or reference to Rothschild must be made in a manner reasonably acceptable to Rothschild.

17. Rothschild declares that the Companies and their managements, in the course of our work, did not direct, limit, hinder or perform any acts that could have compromised the access, use or knowledge of information, assets, documents, or work methodologies relevant to the quality of the conclusions presented here, and did not restrict Rothschild’s capacity to determine the conclusions presented in this Valuation Report. When preparing the Report, Rothschild held conference calls and a meeting with members of the Company’s management, to discuss details on certain information regarding Santander Brazil. On June 12, 2014, Rothschild presented to the independent members of the Board of Santander Brazil, to the Chairman of the Board of Santander Brazil and to executive officers of Santander Brazil, the Report, which was published on June 13, 2014. 18. The financial calculations included in this Valuation Report may not always result in a precise number due to rounding.

19. This Valuation Report was written exclusively in Portuguese and, in the event it is translated to another language, the Portuguese version shall prevail for all purposes and effects.

20. The base date for this Valuation Report is June 10th, 2014.

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